UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                               3DICON CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    88579F102
                                 (CUSIP Number)

                                November 3, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               /___/ Rule 13d-1(b)
                               /_x_/ Rule 13d-1(c)
                               /___/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
88579F102
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1)    Name of Reporting Person. Golden Gate Investors, Inc.
      IRS Identification No. of Above Person (entities only) 34-1986525

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2)    Check the Appropriate Box if a Member of a Group            (a) [  ]
      (See Instructions)                                          (b) [  ]

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3)    SEC Use Only

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4)    Citizenship or Place of Organization. USA

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      Number of Shares     5)     Sole Voting Power           9,701,289
      Beneficially           ------------------------------------------------
      Owned by Each        6)     Shared Voting Power
      Reporting              ------------------------------------------------
      Person With          7)     Sole Dispositive Power      9,701,289
                            -------------------------------------------------
                           8)     Shared Dispositive Power

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9)    Aggregate Amount Beneficially Owned by Each Reporting Person 9,701,289

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10    Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)                         [x]

The aggregate amount in Row 9 represents the maximum amount of shares that Golden Gate Investors can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion of La Jolla Cove Investors' Convertible Debenture would exceed this restriction.

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11)   Percent of Class Represented by Amount in Item 9. 9.99%

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12)   Type of Reporting Person (See Instructions) CO

ITEM 1.

(A) NAME OF ISSUER
3DIcon Corporation

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
7507 S. Sandusky, Tulsa, OK 74136

ITEM 2.

(A) NAME OF PERSON FILING Golden Gate Investors, Inc.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
7817 Herschel Ave., Suite 200
La Jolla, CA 92037

(C) CITIZENSHIP USA

(D) TITLE OF CLASS OF SECURITIES Common Stock

(E) CUSIP NUMBER
88579F102

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or
(c), check whether the person filing is a:

(a) ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

(d)___Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ___ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f) ___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) ___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) ___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 9,701,289

(b) Percent of class: 9.99%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 9,701,289

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of: 9,701,289

(iv) Shared power to dispose or to direct the disposition of:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /___/.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable

ITEM 10. CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      Dated:
      February 9, 2007

                                        By:  /s/ Travis W. Huff
                                             ----------------------------
                                             Name:  Travis W. Huff
                                             Title: Vice President and Portfolio
                                                    Manager